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                              September 8, 2021

       Gary Jacob
       Chief Executive Officer
       OKYO Pharma Ltd
       Martello Court
       Admiral Park
       St. Peter Court
       Guernsey GYI 3HB

                                                        Re: OKYO Pharma Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August
23, 2021
                                                            CIK No. 0001849296

       Dear Mr. Jacob:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on August 23, 2021

       Cover Page

   1. We note your disclosure on the cover page of the prospectus that the offering is a resale by the selling
shareholders of American Depository Shares and that you intend to list the
                                                        ADSs on Nasdaq. We also
note your disclosure that the selling shareholders may sell the ordinary shares
represented by the ADSs in market transactions through any market in which the ADSs are then
traded. Please advise us, and disclose in the prospectus as
                                                        applicable, the process
in which a holder of ADSs would obtain the ordinary shares and sell the ordinary
shares in the market in which the ADSs are traded. Please also reconcile
 Gary Jacob
FirstName LastNameGary    Jacob
OKYO Pharma     Ltd
Comapany 8,
September  NameOKYO
              2021      Pharma Ltd
September
Page 2     8, 2021 Page 2
FirstName LastName
         this statement with your disclosure on page 106 as to how ADR holders can cancel an
         ADS and obtain deposited securities.
2. Your disclosure provides that, "The price of [y]our ADSs will be determined in part by reference to the trading price of [y]our ordinary shares on the Main Market of the London
         Stock Exchange" and "for discussion of the factors considered in determining the initial public offering price of our ADSs, see 'Underwriting.'" Please revise to stately clearly how the initial trading price of the ADSs on Nasdaq will be determined, e.g., if relying upon the trading price of the shares on the London Stock Exchange, and discuss separately throughout the prospectus how the price may be determined after the initial trading price.
         In addition, please revise the reference to the Underwriting section since it appears that an underwriter will not be involved in the offering and this section is no longer included in the prospectus.

Compensation, page 77

3. Please present footnotes (1) and (2) in the table to clarify which column or item in the table each footnote relates.
Selling Shareholders, page 81

4. Please revise the disclosure and the table to disclose clearly that the selling shareholders are offering ADSs for resale and that the ordinary shares are deposited securities represented by the ADSs.
Description of the American Depository Shares, page 104

5.       The disclosure provides that    [ ], as depositary will issue the ADSs
which you will be
         entitled to receive in this offering.    Please revise to clarify
whether the depositary has
         issued the ADSs since this is a resale offering and clearly disclose those transactions.
Notes to Financial Statements
Note 4. Changes in Accounting Policies and Prior Year Adjustments
Accounting for warrants issued as part of a cash fundraise- Prior year adjustment, page F-15

6. You disclose that the impact of the change in accounting treatment related to the warrants issued as part of a cash fundraise resulted in a reduction in share capital and a corresponding increase in warrant reserve for the period ended March 31, 2020. It appears that the impact actually resulted in an increase in share capital and reduction in warrant reserve. As such, please revise your disclosure to correctly describe the impact to the financial statement line items.
General

7. We note your revised disclosure that the prospectus relates to a resale by the selling shareholders of American Depository Shares. Please advise us when the selling
 Gary Jacob
OKYO Pharma Ltd
September 8, 2021
Page 3
      shareholders have acquired the ADSs, or will acquire the ADSs, being registered for resale and the exemption from registration relied upon for such offers and sales.
8. If the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 of
      Regulation C, please check the applicable box on the cover page of the registration statement.
9.    We note your disclosures in regards to underwriters as follows:
             In the case of the ADSs to be issued under this prospectus, we will arrange with the
          underwriters named herein to deposit such ordinary shares,    page
106
             if the underwriters exercise in full their over-allotment option to purchase an
          additional [ ] ADSs, [ ] ordinary shares (including [ ]    ,    page
115
             the underwriters are not required to comply with the disclosure requirements of NI
          33-105 regarding underwriter conflicts of interest in connection with this offering, page 123
      Please revise your disclosure to disclose clearly the involvement of underwriters as applicable.
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameGary Jacob
                                                            Division of
Corporation Finance
Comapany NameOKYO Pharma Ltd
                                                            Office of Life
Sciences
September 8, 2021 Page 3
cc:       Jeffrey Fessler
FirstName LastName